Cowen Financial Products LLC

Statement of Financial Condition

December 31, 2022

(SEC I.D. No. 026-00059)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

	OMB APPROVAL
	OMB Number: 3235-0123
	Expires: Oct. 31, 2023
	Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22522

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____01/01/2022_____ AND ENDING _____12/31/2022_____

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____**Cowen Financial Products LLC**_____

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☒ Security-based swap dealer ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

599 Lexington Avenue
_____
(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Fludgate	**646-562-1824**	**Matthew.Fludgate@cowen.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
(Name – if individual, state last, first, and middle name)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**185**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Fludgate, affirm that, to the best of my knowledge and belief, the financial report pertaining to Cowen Financial Products LLC as of December 31, 2022, is true and correct. I further affirm that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

VICKY T DAVIS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01DA6288671
Qualified in New York County
My Commission Expires 09-09-2025

Matthew Fludgate – Chief Financial Officer

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cowen Financial Products LLC

Contents

December 31, 2022



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Independent Auditors' Report

To the Member and Management
Cowen Financial Products LLC:

Report on the Audit of the Statement of Financial Condition

Opinion

We have audited the statement of financial condition of Cowen Financial Products LLC (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement).

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statement section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statement

Management is responsible for the preparation and fair presentation of the financial statement in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

In preparing the financial statement, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statement is available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statement

Our objectives are to obtain reasonable assurance about whether the financial statement as a whole is free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statement.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

KPMG LLP, a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.



- Identify and assess the risks of material misstatement of the financial statement, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statement.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
February 24, 2023

Cowen Financial Products LLC

Statement of Financial Condition

December 31, 2022

(in thousands)

Assets		
Cash	$	459,014
Securities owned, at fair value ($1,057,343 were pledged to various parties)		1,349,350
Receivable on derivative contracts, at fair value		454,952
Securities borrowed		432,691
Receivable from customers		3,398
Interest and dividends receivable		3,801
Total assets	$	2,703,206

Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	355,433
Payable on derivative contracts, at fair value		54,971
Securities loaned		1,071,295
Payable to brokers and dealers		142,359
Payable to customers		1,007,112
Interest and dividends payable		4,957
Compensation payable		548
Due to related parties		289
Accounts payable, accrued expenses and other liabilities		404
Total liabilities		2,637,368
Member's equity		65,838
Total liabilities and member's equity	$	2,703,206

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Business

Cowen Financial Products LLC (the "Company"), a Delaware single member limited liability company, is a conditionally registered security-based swap dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 ("SEA"). The Company was incorporated on March 29, 2018, and conditionally registered with the SEC to become a swap dealer effective November 1, 2021. The Company is a wholly-owned subsidiary of RCG LV Pearl, LLC (the "Parent"), which is an indirectly wholly-owned subsidiary of Cowen Inc. (the "Ultimate Parent").

The Company enters into swap derivative contracts with its customers on a principal basis. A swap derivative contract involves buying or selling the return on an underlying equity security or basket of equity securities. The Company offsets market risk by purchasing or selling short the underlying equity securities of its swap positions. The Company serves institutional clients including investment managers, hedge funds, and broker-dealers.

On August 1, 2022, the Ultimate Parent, The Toronto-Dominion Bank, a Canadian chartered bank ("TD"), and Crimson Holdings Acquisition Co., a Delaware corporation and an indirect wholly owned subsidiary of TD ("Merger Sub"), entered into an Agreement and Plan of Merger pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Ultimate Parent (the "Merger"), with the Ultimate Parent and its consolidated subsidiaries, including the Company, becoming indirect wholly-owned subsidiaries of TD.

2. Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of the accompanying statement of financial condition.

Use of Estimates
The preparation of the accompanying statement of financial condition in conformity with US GAAP requires the management of the Company to make estimates and assumptions that affect the fair value of securities, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash consists of cash held on deposit with BMO Harris Bank NA.

Allowance for Credit Losses
The Company measures the allowance for credit losses in accordance with ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"), which prescribes the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate

expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under ASC 326, the Company has the ability to determine there are no expected credit losses in certain circumstances (e.g. based on collateral agreements, or based on the credit quality of the borrower of issuer). The guidance in ASC 326 does not apply to loans and receivables between entities under common control.

The Company applies the guidance in ASC 326 to receivables from non-related parties carried at amortized cost.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant until they are 90 days past due, based on the contractual arrangement and expectation of collection in accordance with industry standards.

Fair Value Measurements

US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the market approach to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

Securities

Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities, warrants, and rights.

Certain positions for which trading activity may not be readily visible, consisting primarily of convertible debt, equity swaps, and foreign exchange swaps, are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability.

Level 3 securities consist of financial instruments where market data is not readily available or observable.

Securities owned, and securities sold, not yet purchased transactions are recorded on a trade date basis at fair value.

Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their fair value as of the date of the statement of financial condition.

Derivative Contracts

Derivative contracts are privately negotiated over-the-counter ("OTC"). OTC derivatives, such as swaps and options, with inputs that can generally be corroborated by market data are therefore classified as level 2, and those with significant inputs that cannot be corroborated by readily available or observable market data are classified as level 3.

The Company's derivative financial instruments primarily consist of equity swaps. The Company also utilizes foreign exchange swap contracts to reduce its exposure to fluctuations in foreign exchange rates. Both of these instruments are recorded at fair value based on available market data and classified within level 2 of the fair value hierarchy. The Company additionally writes fully paid swaps, in which the counterparty prepays the Company 100% of the initial notional of the swap in cash.

Offsetting of derivative contracts

To reduce credit exposures on derivatives, the Company may enter into master netting agreements with counterparties that permit the Company the right, in the event of a default by a counterparty, to offset the counterparty's rights and obligations under the agreement and to liquidate and offset any collateral against any net amount owed by the counterparty. Derivatives are reported on a net-by-counterparty basis (i.e., the

net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of offset exists under an enforceable netting agreement. Additionally, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements in the statement of financial condition, provided a legal right of offset exists. See Note 3 for further information about offsetting of derivative financial instruments.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced or received on a gross basis. All securities are borrowed from and loaned to affiliates. Securities borrowed transactions require the Company to deposit cash as collateral with the lender. With respect to securities loaned, the Company receives cash as collateral from the borrower. The initial collateral advanced or received approximates the market value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or returned, as necessary.

Interest income and expense are recorded in interest and dividends receivable and interest and dividends payable, respectively, on an accrual basis.

Please refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned" and Note 10, "Guarantees and Off-Balance Sheet Arrangements", for additional information and disclosures.

Receivable from and Payable to Brokers and Dealers

Receivable from and payable to brokers and dealers includes amounts receivable for cash deposited at Cowen and Company LLC ("Cowen and Company"), an affiliate, as its role of custodian for the Company.

Receivables and payables with brokers, dealers and clearing organizations arising from unsettled regular-way transactions are presented net (assets less liabilities) across balances with the same counterparty. The Company's receivable from and payable to brokers, dealers and clearing organizations balances are held with multiple financial institutions.

Please refer to Note 4, "Payable to Brokers and Dealers", for additional information.

Receivable from and Payable to Customers

Receivable from and payable to customers includes amounts owed by or to customers on unsettled derivatives and margin posted or received.

Please refer to Note 5, "Receivable from and Payable to Customers", for additional information.

Due to Related Parties

An affiliate of the Company may advance amounts and pay certain expenses on behalf of the Company. These amounts settle in the ordinary course of business.

Due from related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities.

Please refer to Note 9, "Related Party Transactions" for additional information and disclosures.

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities primarily consist of accrued expenses including accounts payable and other miscellaneous liabilities.

Reserves for Contingencies

The Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither reserve nor disclosure is required for losses that are deemed remote. At December 31, 2022, the Company did not have a reserve for contingencies.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by the Ultimate Parent. The Ultimate Parent elects not to allocate the consolidated amount of current and deferred tax expenses to its disregarded subsidiaries, including the Company.

Foreign Currency Transactions

The U.S. dollar is the Company's functional and reporting currency. Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollar based on current rates, which are the spot rates prevailing on the date of the statement of financial condition.

Compensation Payable

Compensation payable includes accruals for estimated discretionary cash bonuses, salaries and benefits. Annual incentive compensation is variable, and the amount paid is generally based on a combination of employees' performance, their contribution to their business, and the Company's performance. Share-based compensation for the year ended December 31, 2022 was immaterial.

Recent Pronouncements

There are no recently issued or recently adopted accounting pronouncements that are expected to have an impact to the Company's statement of financial condition.

3. Fair Value Measurements, Securities Borrowed and Securities Loaned

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2022:

	Assets at Fair Value as of December 31, 2022				
	Level 1	**Level 2**	**Level 3**	**Netting**	**Total**
		(dollars in thousands)			
Securities owned, at fair value					
Common stock, REIT	$ 1,139,434	$ —$	— $	— $	1,139,434
Corporate bonds	—	208,859	—	—	208,859
Warrants and rights	1,057	—	—	—	1,057
Receivable on derivative contracts, at fair value					
Equity swaps	—	636,602	—	(181,650)	454,952
	$ 1,140,491	$ 845,461 $	— $	(181,650) $	1,804,302

	Liabilities at Fair Value as of December 31, 2022				
	Level 1	**Level 2**	**Level 3**	**Netting**	**Total**
		(dollars in thousands)			
Securities sold, not yet purchased, at fair value					
Common stock	$ 355,433	$ — $	— $	— $	355,433
Payable for derivative contracts, at fair					
Equity swaps	—	216,622	—	(161,681)	54,941
Foreign exchange swaps	—	30	—	—	30
	$ 355,433	$ 216,652 $	— $	(161,681) $	410,404

The Ultimate Parent has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which apply to the Company. In the event that observable inputs are not available, the control processes are designed to ensure that the valuation approach utilized is applicable, reasonable and consistently applied. Where a pricing model is used to determine fair value, these control processes include reviews of the methodology and inputs for both reasonableness and applicability. Consistent with best practices, recently executed comparable transactions and other observable market data are used for the purposes of validating both the model and the assumptions used to calculate fair value. Independent of trading and valuation functions, the Ultimate Parent's valuation committee in conjunction with its price verification team, plays an important role in determining that financial instruments are appropriately valued and that fair value measurements are both reasonable and reliable. This is particularly important where prices or valuations that require inputs are less observable. The valuation committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the valuation committee and the internal audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company regularly reviews a profit and loss report, as well as other periodic reports, and analyzes material changes from period to period in the valuation of its investments as part of its control procedures. The

Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The fair market value for level 3 securities may be highly sensitive to the use of industry-standard models, unobservable inputs and subjective assumptions. The degree of fair market value sensitivity is also contingent upon the subjective weight given to specific inputs and valuation metrics. The Company may hold various financial instruments where different weight may be applied to industry standard models representing standard valuation metrics such as: discounted cash flows, market multiples, comparative transactions, capital rates, recovery rates and timing, and bid levels. Generally, changes in the weights ascribed to the various valuation metrics and the significant unobservable inputs in isolation may result in significantly lower or higher fair value measurements. Volatility levels for warrants and options are not readily observable and subject to interpretation. The interrelationship between unobservable inputs may vary significantly amongst level 3 securities as they are generally highly idiosyncratic. Significant increases (decreases) in any of those inputs in isolation can result in a significantly lower (higher) fair value measurement. The Company does not have any level 3 instruments or transfers between levels as of December 31, 2022.

Other financial assets and liabilities

The following table presents the carrying values and fair values, at December 31, 2022 of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis.

	December 31, 2022		
(in thousands)	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets			
Cash	$ 459,014	$ 459,014	Level 1
Securities borrowed	432,691	432,691	Level 2
Financial Liabilities			
Securities loaned	1,071,295	1,071,295	Level 2

Receivable on and Payable for derivative contracts, at fair value

The Company predominantly enters into derivative transactions to satisfy client needs and to manage its own exposure to market and credit risks resulting from its trading activities. The Company's direct exposure to derivative financial instruments include equity swaps. The Company's derivatives trading activities expose the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign currency movements and changes in the liquidity of markets.

The Company's long and short exposure to derivatives is as follows:

(in thousands)	As of December 31, 2022	
Receivable on derivative contracts	**Number of contracts / Notional Value**	**Fair value**
Equity swaps	1,419,134	636,602
Netting - swaps (a)		(181,650)
		$ 454,952

	As of December 31, 2022	
Payable for derivative contracts	**Number of contracts / Notional Value**	**Fair value**
Equity swaps	1,109,465	216,622
Foreign exchange swaps	13,116	30
Netting - swap (a)		(161,681)
		$ 54,971

(a) Derivatives are reported on a net basis, by counterparty, when a legal right of offset exists under an enforceable netting agreement as well as net of cash collateral received or posted under enforceable credit support agreements. See Note 2 for further information on offsetting of derivative financial instruments.

The following tables present the gross and net derivative positions and the related offsetting amount, as of December 31, 2022. This table does not include the impact of over-collateralization.

	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Gross amounts not offset in the Statement of Financial Condition		Net amounts
				Financial instruments (a)	Cash Collateral pledged (a)	
			(dollars in thousands)			
Receivable on derivative contracts, at fair value	$ 636,602	$ 181,650	$ 454,952	$ —	$ 426,926	$ 28,026
Payable for derivative contracts, at fair value	$ 216,652	161,681	54,971	—	—	54,971

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred including: derivative assets that are offset against derivative liabilities due to master netting agreement and derivatives that are offset against underlying collateral.

Pursuant to the various derivatives transactions discussed above, the Company is required to post/receive collateral. These amounts are recognized in receivable from brokers and dealers and payable to brokers and dealers, respectively.

Securities lending and borrowing transactions

The following table presents the contractual gross and net securities borrowing and lending agreements and the related offsetting amount as of December 31, 2022:

Cowen Financial Products LLC

Notes to Statement of Financial Condition

December 31, 2022

				Gross amounts not offset on the Statement of Financial Condition		
(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Cash Collateral pledged (b)	Net amounts
Securities borrowed	$ 432,691	$ —	$ 432,691	$ 432,691	$ —	$ —
Securities loaned	1,071,295	—	1,071,295	1,067,123	—	4,172

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.
(b) Includes the amount of cash collateral held/posted.

The following table presents the gross obligations for securities loaned by remaining contractual maturity and class of collateral pledged as of December 31, 2022:

(in thousands)	Open and Overnight	Up to 30 days	31-90 days	Greater than 90 days	Total
Securities loaned					
Common stock	$ 847,242	$ —	$ —	$ —	847,242
Corporate bonds	224,053	—	—	—	224,053

4. Payable to Brokers and Dealers

Payable to brokers and dealers as of December 31, 2022 are as follows:

(in thousands)	Payable to
Broker-dealers	$ 142,359
Total	$ 142,359

5. Receivable from and Payable to Customers

As of December 31, 2022, receivable from customers includes $3.4 million on settlement balances on swaps. As of December 31, 2022, payable to customers includes $541.4 million related to fully paid swap transactions, $454.0 million of initial and variation margin, and $11.7 million on settlement balances.

6. Member's Equity

On December 15, 2022, the Company made a cash distribution to the Parent of $20.0 million.

7. Commitments and Contingencies

Commitments

The Company has entered into agreements with the information technology providers Markit and Broadpeak Partners Inc. As of December 31, 2022, the Company's annual minimum guaranteed payments under these agreements are as follows:

2023	$	771
2024		735
2025		—
2026		—
2027		—
Thereafter		—
	$	1,506

Contingencies

In the ordinary course of business, the Company and its affiliates and current and former officers, directors and employees (for purposes of this section, sometimes collectively referred to as the "Company and Related Parties") can be named as defendants in, or as parties to, various legal actions and proceedings. Certain of these actions and proceedings assert claims or seek relief in connection with alleged violations of securities, banking, anti-fraud, anti-money laundering, employment and other statutory and common laws. Certain of these actual or threatened legal actions and proceedings include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief.

In the ordinary course of business, the Company and Related Parties are also subject to governmental and regulatory examinations, information gathering requests (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. The Company is subject to regulation by various U.S., state, and other regulators. In connection with formal and informal inquiries by these regulators, the Company receives requests, and orders seeking documents and other information in connection with various aspects of their regulated activities.

The Company seeks to resolve all litigation and regulatory matters in the manner management believes is in the best interests of the Company, and contests liability, allegations of wrongdoing and, where applicable, the amount of damages or scope of any penalties or other relief sought as appropriate in each pending matter.

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

The Company has evaluated all adverse litigation claims and based on the information currently available, the Company has not established any reserves for such claims, since in the opinion of management, the likelihood of liability is not probable nor reasonably estimable.

8. Regulatory Requirements

The Company conditionally registered as a securities-based swap dealer with the SEC with an effective date of November 1, 2021. As a registered securities-based swap-dealer not using models, the Company is subject to Net Capital Rule 18a-1 ("SEA Rule 18a-1"). The Company computes its net capital under the standard method permitted by SEA Rule 18a-1. The Company is required to maintain net capital, as defined in (a)(2) of SEA Rule 18a-1 that is equal to the greater of $20 million or 2% of the Company's risk margin amount. The risk margin amount is defined as the sum of the total initial margin amount calculated by the Company with respect to all its non-cleared securities-based swaps under SEA Rule 18a-1. At December 31, 2022, the Company's net capital was $64.7 million, which exceeded minimum requirements under SEA Rule 18a-1 by $44.7 million. Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other provisions of SEA Rule 18a-1.

The Company maintains certain assets in proprietary accounts ("PAB Accounts") held at Cowen and Company, its affiliate clearing broker, and those balances are considered allowable assets for net capital purposes, pursuant to the agreement between the Company and its affiliate clearing broker, which requires, among other things, that the affiliate clearing broker perform computations for PAB Accounts and segregate certain balances on behalf of the Company, if applicable.

Customer Segregation

The Company must also comply with the security-based swap customer segregation requirements SEA under 18a-4 which requires a computation of reserve requirements for security-based swap customers and maintenance of a deposit of cash or qualified securities into a special reserve bank account for the exclusive benefit of security-based swap customers. The Company claims exemption under paragraph (f) of the Rule with regard to its security-based swap customers on the basis that it has provided sufficient notice to its swap customers of their respective rights to require segregation of funds or other property used to secure uncleared security based swaps pursuant to section 3E(f)(1)(A)-(B) of the Act (15 U.S.C. 78c-5(f)(1)(A)). Any margin collateral received and held by the security-based swap dealer with respect to uncleared security-based swaps will not be subject to a segregation requirement. The notice outlines how a claim of those swap customers for the collateral would be treated in a bankruptcy or other formal liquidation proceeding of the security-based swap dealer.

9. Related Party Transactions

In the normal course of business, the Company enters into transactions with related parties, including the Ultimate Parent, and certain other affiliated entities. Due to related parties is presented net on the statement of financial condition, pursuant to a netting agreement in place between the Ultimate Parent and all affiliated entities, and is settled net with Cowen Services Company, LLC ("CSC"), an affiliate.

Balances with related parties included in the statement of financial condition are as follows:

(in thousands)			December 31, 2022
Assets	**Affiliate**		
Securities borrowed	ATM Execution LLC	$	432,691
Interest and dividends receivable	ATM Execution LLC		1,101
Interest and dividends receivable	Cowen and Company, LLC		2
Liabilities			
Securities loaned	Cowen and Company, LLC	$	1,071
Payable to brokers and dealers	Cowen and Company, LLC		285
Due to related parties	Cowen Services Company, LLC		289
Interest and dividends payable	ATM Execution LLC		331
Interest and dividends payable	Cowen and Company, LLC		4,591

Collateralized Agreements

The Company engages in securities financing transactions with affiliates Cowen and Company and ATM Execution, LLC ("ATM"). These transactions are recorded at the amount of cash collateral advanced or received, in securities borrowed and securities loaned. Interest related to these securities financing transactions is recorded on an accrual basis in interest and dividends receivable or interest and dividends payable on the statement of financial condition.

Clearing and Custody

The Company receives clearing services from and has margin and collateral maintained at Cowen and Company which are included in receivable from brokers and dealers on the statement of financial condition. The Company additionally receives custody services from Cowen and Company.

Support Arrangements

The Company previously entered into a service level agreement with CSC, in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative and other support services to the Company.

10. Guarantees and Off-Balance Sheet Arrangements

Guarantees

The Company does not have any material off-balance sheet arrangements as of December 31, 2022. However, through indemnification provisions in its clearing agreement with Cowen and Company, customer activities may expose the Company to off-balance-sheet credit risk. Pursuant to the clearing agreement, the Company is required to reimburse Cowen and Company, without limit, for any losses incurred due to a counterparty's failure to satisfy its contractual obligations. However, these transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk to changes in the market value of the security through the settlement date. Additionally, the Parent Company will guarantee solvency or contribute capital to the Company as necessary.

Customer Activities and Credit Risk

In swap derivative transactions, the Company exchanges margin with clients as required by various regulatory and internal guidelines. This margin may be posted as cash and/or securities. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. The Company's maximum exposure to credit risk at any point in time is represented by the fair value of the amounts reported as assets at such time.

Please refer to Note 3, "Fair Value Measurements, Securities Borrowed and Securities Loaned", for further information and disclosures.

Market Risk

Market risk represents the risk of loss that may result from the change in value of a financial instrument due to fluctuations in its market price. Market price may be exacerbated in times of trading illiquidity when market participants refrain from transacting in normal quantities and/or at normal bid-offer spreads. The Company's exposure to market risk is primarily related to the fluctuation in the fair values of securities owned and sold, but not yet purchased. Market risk is inherent in financial instruments and risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, not yet purchased, at fair value represent obligations of the Company to deliver specified securities and thereby create a liability to purchase the securities at prevailing future market prices. The Company trades in equity securities as an active participant in both listed and OTC markets. The Company typically maintain securities in inventory to facilitate its market making activities and customer order flow. The Company may use a variety of risk management techniques and hedging strategies in the ordinary course of its trading business to manage its exposures. In connection with the Company's trading business, management also reviews reports appropriate to the risk profile of specific trading activities. Typically, market conditions are evaluated and transaction details and securities positions are reviewed. These

activities are intended to ensure that the Company's trading strategies are conducted within acceptable risk tolerance parameters, particularly when it commits its own capital to facilitate client trading. Activities include price verification procedures, position reconciliations and reviews of transaction booking. The Company believes that these procedures, which stress timely communications between traders, trading management and senior management, are important elements of the risk management process.

The effects of the outbreak of COVID-19 have negatively affected the global economy, the United States economy and the global financial markets, and have disrupted and may further disrupt our operations and our clients' operations. The effects of the COVID-19 pandemic could in future periods have an adverse effect on our business and financial condition.

Operational Risk

Operational risk refers to the risk of loss resulting from the Company's operations, including, but not limited to, improper or unauthorized execution and processing of transactions, deficiencies in its operating systems business disruptions and inadequacies or breaches in its internal control processes. The Company's operational risk framework includes governance, collection of operational risk incidents, proactive operational risk management, and periodic review and analysis of business metrics to identify and recommend controls and process-related enhancements.

Off-Balance Sheet Arrangements

The Company loans securities temporarily to Cowen and Company in connection with its securities lending activities. The Company receives cash as collateral for the securities loaned. Increases in security prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its client obligations. The Company manages this risk by requiring credit approvals for counterparties, by monitoring the market value of securities loaned on a daily basis, and by requiring additional cash as collateral or returning collateral when necessary.

The Company borrows securities temporarily from ATM in connection with its securities borrowing activities. The Company deposits cash as collateral for the securities borrowed. Decreases in security prices may cause the market value of the securities borrowed to fall below the amount of cash deposited as collateral. In the event the counterparty to these transactions does not return collateral, the Company may be exposed to the risk of selling the securities at prevailing market prices.

11. Subsequent Events

The Company has evaluated events through February 24, 2023 and has determined that there were no subsequent events requiring adjustment or disclosure to the statement of financial condition.